Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Brixmor Property Group Inc. and Brixmor Operating Partnership LP for the registration of common stock, preferred stock, depositary shares, purchase contracts, units and warrants of Brixmor Property Group Inc. and debt securities of Brixmor Operating Partnership LP and to the incorporation by reference therein of our report dated September 15, 2014, with respect to the consolidated financial statements of Brixmor Operating Partnership LP included in its Current Report (Form 8-K) filed on January 13, 2015 with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

January 13, 2015